                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                   Schedule 13D/A
                                   (Rule 13d-101)

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)

                                SC&T International, Inc.
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                                    (Name of Issuer)

                         Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                             (Title of Class of Securities)

                                      783975 10 5
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                                     (CUSIP Number)

                                Stephen T. Burdumy, Esq.
                      Klehr, Harrison, Harvey, Branzburg & Ellers
                                   1401 Walnut Street
                                 Philadelphia, PA 19102
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                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                    October 21, 1997
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                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                           (Continued on following page(s))

                                    Page 1 of 5


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     -------------------------                          ------------------------
     CUSIP No. 783975 10 5                                  Page 2 of 5 Pages
     -------------------------                          ------------------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Capital Ventures International
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  / /

                                                        (b)  / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
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               7   SOLE VOTING POWER
NUMBER OF
SHARES                143,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH
REPORTING             N/A
PERSON         -----------------------------------------------------------------
WITH           9   SOLE DISPOSITIVE POWER

                      143,000
               -----------------------------------------------------------------
         10    SHARED DISPOSITIVE POWER

                      N/A
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            143,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.75%
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14  TYPE OF REPORTING PERSON*

            CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP No. 783975 10 5                                        Page 3 of 5 Pages
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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                                    Statement of
                          Reporting Persons (as defined below)

                            Pursuant to Section 13(d) of the
                            Securities Exchange Act of 1934

                                     in respect of

                                 SC&T INTERNATIONAL, INC.

     This statement relates to the common stock ("Common Stock") of SC&T International, Inc. (the "Company"). This statement constitutes Amendment No. 5 to the Schedule 13D of Capital Ventures International ("CVI") initially filed with the Commission on October 3, 1996 (the "Initial Filing"). In the Initial Filing, CVI voluntarily reported its ownership of 100 shares of the Company's Series A Preferred Stock and the potential for its ownership of certain shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock. On December 13, 1996, the Initial Filing was amended ("Amendment No. 1") in order to report CVI's beneficial ownership of certain shares of Common Stock in connection with the conversion of all of its Series A Preferred Stock. On March 7, 1997, the Initial Filing was further amended ("Amendment No. 2") to report the decrease in CVI's percentage beneficial ownership as a result of the Company's issuance of additional shares of Common Stock upon the conversion of shares of Series A Preferred Stock by the holders thereof. On July 28, 1997, Amendment No. 3 to the Initial Filing ("Amendment No. 3") was filed to report certain sales of Common Stock by CVI. On September 29, 1997, Amendment No. 4 to the Initial Filing ("Amendment No. 4") was filed to report certain sales of Common Stock by CVI and the execution of an agreement dated September 15, 1997 (the "September Agreement") between the Company and CVI pursuant to which, among other things, CVI agreed to sell 3,783,145 shares of Common Stock to the Company for an aggregate purchase price of $250,000. This Amendment No. 5 to the Initial Filing is filed hereby to report certain additional sales of Common Stock by CVI on the open market and the consummation of the sale of 3,783,145 Shares of Common Stock by CVI to the Company pursuant to the September Agreement. As a result of the transactions reported herein, CVI is no longer a beneficial owner of more than five percent of the Company's Common Stock. Except as disclosed herein, there has been no change in the information previously reported in the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4. Capitalized terms not defined herein shall have the meanings ascribed to them in the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     Item 5 is hereby amended by the addition of the following at the end thereof:


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----------------------------                             -----------------------
CUSIP No. 783975 10 5                                        Page 4 of 5 Pages
----------------------------                             -----------------------

     "During the period September 25, 1997 through October 21, 1997, CVI sold an aggregate of 114,300 shares of Common Stock in open market transactions and, on October 21, 1997, pursuant to the September Agreement, consummated its sale of an aggregate of 3,783,145 shares of Common Stock to the Company. The table below sets forth certain information with respect to the sales:

Date of Sale         Number of Shares   Price Per Share*   Aggregate Sale Price*
------------         ----------------   ----------------   ---------------------

September 25, 1997         2,500            $1.01                $  2,528.00
September 29, 1997        25,500            $0.69                $ 17,816.85
October 2, 1997            5,000            $0.85                $  4,275.00
October 3, 1997            2,500            $0.73                $  1,825.00
October 6, 1997            5,000            $0.73                $  3,650.00
October 7, 1997            6,500            $0.70                $  4,572.75
October 8, 1997           10,300            $0.69                $  7,196.61
October 17, 1997          25,000            $0.67                $ 16,687.50
October 21, 1997          32,000            $0.66                $ 21,171.20
October 21, 1997       3,783,145            $0.06                $250,000.00

Total                  3,897,445                                 $329,722.91
                       ---------                                 -----------
                       ---------                                 -----------

*Net of brokerage commissions.

     Based upon information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, the number of shares of Common Stock outstanding, after taking into account CVI's sale of 3,783,145 shares to the Company, is 19,152,118 shares. As of the date hereof, CVI may be deemed to be the beneficial owner of 143,000 shares of Common Stock, or 0.75% of the shares of Common Stock outstanding as of March 31, 1997, after giving effect to the sale of the 3,783,145 shares of Common Stock to the Company.

     CVI's beneficial ownership of the shares of Common Stock is direct. CVI has sole voting and dispositive power with respect to such shares.

     To the best knowledge of CVI, none of the individuals listed in Item 2 hereof owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor, to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days other than the sales by CVI reported in Item 5 of this Schedule 13D."

Item 6.  Contracts, Arrangements, Understandings or relationships with respect
         --------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Item 6 is hereby amended by the addition of the following at the end thereof:

     "The sale of the 3,783,145 shares of Common Stock pursuant to the September Agreement was consummated on October 21, 1997. As a result of such sale to the Company and the open market sales reported in Item 5, CVI is no longer a beneficial owner of more than five percent of the Company's Common Stock."


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CUSIP No. 783975 10 5                                        Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             CAPITAL VENTURES INTERNATIONAL

                             By: Bala International, Inc. (f/k/a Arbit Inc.), pursuant to a Limited Power of Attorney, a copy of which is filed as an exhibit hereto.

                             By:  /s/ Arthur Dantchik
                                  ------------------------------------------
                                  Arthur Dantchik, Director

                             Date: October 23, 1997
                                   ------------------------------------